Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2020 Financial Results

NANJING, China, June 10, 2020 -- Tuniu Corporation (NASDAQ:TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “Even though travel restrictions implemented during the COVID-19 pandemic remain in place, we are positive on the long-term prospect as there has been a strong accumulation of demand for travel products. By leveraging our experience in Tuniu-branded products and established network of local tour operators, we will shift our focus on the domestic market to offer high-quality domestic travel products to customers, in order to meet the near-term challenges. We are also utilizing new forms of distributions such as live-streaming and social marketing to stimulate customer interest in various destinations and travel products. Lastly, we remain committed to minimizing our expenditures and optimizing our cash flows in preparation for the full recovery of China’s leisure travel market.”

First Quarter 2020 Results

Net revenues were RMB174.0 million (US$24.6 million1) in the first quarter of 2020, representing a year-over-year decrease of 61.9% from the corresponding period in 2019. The decrease was primarily due to the negative impact brought out by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB120.2 million (US$17.0 million) in the first quarter of 2020, representing a year-over-year decrease of 67.1% from the corresponding period in 2019. The decrease was primarily due to the suspension of sale of packaged tours impacted by the outbreak and spread of COVID-19[2].

•	Other revenues were RMB53.7 million (US$7.6 million) in the first quarter of 2020, representing a year-over-year decrease of 40.9% from the corresponding period in 2019. The decrease was primarily due to the declines in service fees received from insurance companies and revenues generated from financial services.

Cost of revenues was RMB81.5 million (US$11.5 million) in the first quarter of 2020, representing a year-over-year decrease of 60.5% from the corresponding period in 2019. As a percentage of net revenues, cost of revenues was 46.8% in the first quarter of 2020, compared to 45.1% in the corresponding period in 2019.

1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0808 on March 31, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 On January 24, 2020, the Ministry of Culture and Tourism of the People’s Republic of China issued a notice requiring travel agencies, including online travel agencies throughout the country to suspend the operation of organized tours and the provision of a combination of flight and hotel bookings.

Gross margin was 53.2% in the first quarter of 2020, compare to a gross margin of 54.9% in the first quarter of 2019.

Operating expenses were RMB308.0 million (US$43.5 million) in the first quarter of 2020, representing a year-over-year decrease of 28.6% from the corresponding period in 2019. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB37.6 million (US$5.3 million) in the first quarter of 2020. Non-GAAP3 operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB270.4 million (US$38.2 million) in the first quarter of 2020, representing a year-over-year decrease of 27.8%.

•	Research and product development expenses were RMB51.0 million (US$7.2 million) in the first quarter of 2020, representing a year-over-year decrease of 36.2%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB3.1 million (US$0.4 million), were RMB48.0 million (US$6.8 million) in the first quarter of 2020, representing a year-over-year decrease of 35.6% from the corresponding period in 2019. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB124.7 million (US$17.6 million) in the first quarter of 2020, representing a year-over-year decrease of 43.0%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB31.8 million (US$4.5 million), were RMB92.9 million (US$13.1 million) in the first quarter of 2020, representing a year-over-year decrease of 49.3% from the corresponding period in 2019. The decrease was primarily due to the decrease in promotion expenses and sales and marketing personnel related expenses.

•	General and administrative expenses were RMB133.9 million (US$18.9 million) in the first quarter of 2020, representing a year-over-year decrease of 0.9%. The decrease was primarily due to the decrease in general and administrative personnel related expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.7 million (US$0.4 million), were RMB131.1 million (US$18.5 million) in the first quarter of 2020, representing a year-over-year increase of 9.7% from the corresponding period in 2019. The increase was primarily due to the increase in allowance for doubtful accounts.

3 The section below entitled “About Non-GAAP Financial Measures” provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release reconciles Non-GAAP financial information with the Company’s financial results under GAAP.

Loss from operations was RMB215.5 million (US$30.4 million) in the first quarter of 2020, compared to a loss from operations of RMB180.5 million in the first quarter of 2019. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB177.7 million (US$25.1 million) in the first quarter of 2020.

Net loss was RMB205.2 million (US$29.0 million) in the first quarter of 2020, compared to a net loss of RMB148.2 million in the first quarter of 2019. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB167.4 million (US$23.6 million) in the first quarter of 2020.

Net loss attributable to ordinary shareholders was RMB201.5 million (US$28.5 million) in the first quarter of 2020, compared to a net loss attributable to ordinary shareholders of RMB150.6 million in the first quarter of 2019. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB163.7 million (US$23.1 million) in the first quarter of 2020.

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.1 billion (US$296.6 million). The COVID-19 pandemic has negatively impacted our business operation and cash flows for the first quarter of 2020, which could continue to impact on subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and cash generated from future operations and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the foreseeable future.

Business Outlook

Tuniu’s business has been significantly and negatively impacted by the outbreak and spread of COVID-19 since January 2020. As a result of the continued influence by COVID-19, for the second quarter of 2020, the Company expects to generate RMB20.8 million to RMB72.8 million of net revenues, which represents 86% to 96% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on June 10, 2020, (8:00 pm, Beijing/Hong Kong Time, on June 10, 2020) to discuss the first quarter 2020 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Mainland China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu 1Q 2020 Earnings Call

A telephone replay will be available one hour after the end of the conference through June 17, 2020. The dial-in details are as follows:

US:	+1-877-344-7529
International:	+1-412-317-0088

Replay Access Code: 10144584

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP Results” set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company’s business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	295,463	590,948	83,458
Restricted cash	327,052	111,754	15,783
Short-term investments	1,305,386	1,397,273	197,333
Accounts receivable, net	529,983	450,756	63,659
Amounts due from related parties	65,108	62,727	8,859
Prepayments and other current assets	1,300,284	951,691	134,404
Total current assets	3,823,276	3,565,149	503,496

Non-current assets
Long-term investments	1,305,612	786,646	111,096
Property and equipment, net	223,340	210,132	29,676
Intangible assets, net	166,267	130,618	18,447
Land use right, net	98,774	98,259	13,877
Operating lease right-of-use assets, net	105,839	87,515	12,359
Goodwill	232,007	232,007	32,766
Other non-current assets	83,923	70,856	10,007
Long-term amounts due from related parties	557,582	554,179	78,265
Total non-current assets	2,773,344	2,170,212	306,493
Total assets	6,596,620	5,735,361	809,989

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	203,845	203,672	28,764
Accounts and notes payable	1,311,963	1,129,995	159,586
Amounts due to related parties	29,755	26,594	3,756
Salary and welfare payable	112,511	75,721	10,694
Taxes payable	12,207	4,230	597
Advances from customers	1,113,879	492,277	69,523
Operating lease liabilities, current	57,490	57,167	8,074
Accrued expenses and other current liabilities	907,119	1,118,539	157,968
Total current liabilities	3,748,769	3,108,195	438,962

Non-current liabilities
Operating lease liabilities, non-current	54,718	45,541	6,432
Deferred tax liabilities	23,658	22,829	3,224
Long-term borrowings	9,689	10,941	1,545
Other non-current liabilities	10,947	10,947	1,546
Total non-current liabilities	99,012	90,258	12,747
Total liabilities	3,847,781	3,198,453	451,709

Mezzanine equity
Redeemable noncontrolling interests	37,200	37,200	5,254

Shareholders’ equity
Ordinary shares	249	249	35
Less: Treasury stock	(310,942)	(310,724)	(43,883)
Additional paid-in capital	9,113,512	9,117,787	1,287,678
Accumulated other comprehensive income	293,784	301,875	42,633
Accumulated deficit*	(6,385,974)	(6,606,860)	(933,067)
Total Tuniu’s shareholders’ equity	2,710,629	2,502,327	353,396
Noncontrolling interests	1,010	(2,619)	(370)
Total Shareholders’ equity	2,711,639	2,499,708	353,026
Total liabilities and shareholders’ equity	6,596,620	5,735,361	809,989

*On 1 January 2020, the Company adopted ASU No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, and recognized a cumulative-effect adjustment to the opening retained earnings at the adoption date.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Revenues
Packaged tours	365,893	344,325	120,240	16,981
Others	90,964	106,958	53,741	7,590
Net revenues	456,857	451,283	173,981	24,571
Cost of revenues	(206,019)	(234,623)	(81,460)	(11,504)
Gross profit	250,838	216,660	92,521	13,067

Operating expenses
Research and product development	(80,016)	(79,038)	(51,026)	(7,206)
Sales and marketing	(218,820)	(239,898)	(124,698)	(17,611)
General and administrative	(135,072)	(341,487)	(133,860)	(18,905)
Other operating income	2,543	9,545	1,574	222
Total operating expenses	(431,365)	(650,878)	(308,010)	(43,500)
Loss from operations	(180,527)	(434,218)	(215,489)	(30,433)
Other income/(expenses)
Interest and investment income, net	38,671	38,766	21,852	3,086
Interest expense	(6,810)	(11,372)	(10,499)	(1,483)
Foreign exchange (losses)/gains, net	(303)	3,272	(877)	(124)
Other income/(loss), net	268	2,808	(1,718)	(243)
Loss before income tax expense	(148,701)	(400,744)	(206,731)	(29,197)
Income tax benefit/(expense)	525	(2,910)	817	115
Equity in income of affiliates	-	2,223	744	105
Net loss	(148,176)	(401,431)	(205,170)	(28,977)
Net income/(loss) attributable to noncontrolling interests	1,169	(35,957)	(3,629)	(513)
Net income/(loss) attributable to redeemable noncontrolling interests	714	123	(81)	(11)
Net loss attributable to Tuniu Corporation	(150,059)	(365,597)	(201,460)	(28,453)
Accretion on redeemable noncontrolling interests	(543)	(1,540)	(81)	(11)
Net loss attributable to ordinary shareholders	(150,602)	(367,137)	(201,541)	(28,464)

Net loss	(148,176)	(401,431)	(205,170)	(28,977)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(4,742)	(4,939)	8,091	1,143
Comprehensive loss	(152,918)	(406,370)	(197,079)	(27,834)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.41)	(0.99)	(0.54)	(0.08)
Net loss per ADS - basic and diluted*	(1.23)	(2.97)	(1.62)	(0.24)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,190,766	369,797,249	370,055,731	370,055,731

Share-based compensation expenses included are as follows:
Cost of revenues	1,869	258	207	29
Research and product development	5,041	839	2,136	302
Sales and marketing	1,416	267	205	29
General and administrative	14,835	5,500	2,025	286
Total	23,161	6,864	4,573	646

*Each ADS represents three of the Company’s ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2020
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(81,460)	207	-	-	(81,253)

Research and product development	(51,026)	2,136	933	-	(47,957)
Sales and marketing	(124,698)	205	22,050	9,554	(92,889)
General and administrative	(133,860)	2,025	709	-	(131,126)
Other operating income	1,574	-	-	-	1,574
Total operating expenses	(308,010)	4,366	23,692	9,554	(270,398)

Loss from operations	(215,489)	4,573	23,692	9,554	(177,670)

Net loss	(205,170)	4,573	23,692	9,554	(167,351)

Net loss attributable to ordinary shareholders	(201,541)	4,573	23,692	9,554	(163,722)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.54)				(0.44)
Net loss per ADS - basic and diluted	(1.62)				(1.32)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,055,731				370,055,731

	Quarter Ended December 31, 2019
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(234,623)	258	-	-	(234,365)

Research and product development	(79,038)	839	793	-	(77,406)
Sales and marketing	(239,898)	267	34,649	32,014	(172,968)
General and administrative	(341,487)	5,500	705	-	(335,282)
Other operating income	9,545	-	-	-	9,545
Total operating expenses	(650,878)	6,606	36,147	32,014	(576,111)

Loss from operations	(434,218)	6,864	36,147	32,014	(359,193)

Net Loss	(401,431)	6,864	36,147	32,014	(326,406)

Net loss attributable to ordinary shareholders	(367,137)	6,864	36,147	32,014	(292,112)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.99)				(0.79)
Net loss per ADS - basic and diluted	(2.97)				(2.37)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,797,249				369,797,249

	Quarter Ended March 31, 2019
	GAAP	Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(206,019)	1,869	-	-	(204,150)

Research and product development	(80,016)	5,041	513	-	(74,462)
Sales and marketing	(218,820)	1,416	34,163	-	(183,241)
General and administrative	(135,072)	14,835	703	-	(119,534)
Other operating income	2,543	-	-	-	2,543
Total operating expenses	(431,365)	21,292	35,379	-	(374,694)

Loss from operations	(180,527)	23,161	35,379	-	(121,987)

Net loss	(148,176)	23,161	35,379	-	(89,636)

Net loss attributable to ordinary shareholders	(150,602)	23,161	35,379	-	(92,062)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.41)				(0.25)
Net loss per ADS - basic and diluted	(1.23)				(0.75)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	369,190,766				369,190,766

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.